Exhibit 23.5

CONSENT OF ANALYSIS, RESEARCH & PLANNING CORPORATION

We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of Ingersoll-Rand plc (the “Company”), Ingersoll-Rand Company Limited, Ingersoll-Rand International Holding Limited and Ingersoll-Rand Global Holding Company Limited of (i) the references to us in the form and context in which they appear in such Registration Statement, and (ii) the use of or reliance on the information contained in our report to the Company to assist the Company in setting forth an estimate of the Company’s total liability for pending and unasserted future asbestos-related claims in such Registration Statement. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

August 7, 2009

Analysis, Research & Planning Corporation

By:	/s/ Thomas Vasquez
Name:	Thomas Vasquez, Ph.D
Title:	Vice President